FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of: October, 2003
                  --------------

Commission File Number  0-27322
                       ---------

                         Mountain Province Diamonds Inc.
                      ------------------------------------
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X  Form 40-F
                                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes     No  X
                                          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

[COMPANY LOGO OMITTED]                 Empire Towers I
                                       3633 E. Inland Empire Blvd.,   Suite  465
                                       Ontario, CA  91764
                                       Phone: (909) 466-1411
                                       Fax:   (909) 466-1409
                                       http://www.mountainprovince.com
                                       e-mail: mtnprovinvrel@worldnet.att.net

                                     NEWS RELEASE


October 14, 2003                                                     OTCBB: MPVI
                                                                     TSX: MPV


                       MOUNTAIN PROVINCE DIAMONDS REPORTS
                          MICRO-DIAMOND RESULTS FOR THE
                    KELVIN - FARADAY 2003 EXPLORATION PROGRAM

                           EXCELLENT RESULTS OBTAINED

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the micro-diamond recovery from the kimberlite recovered during the 2003 Winter-Spring exploration program in the Kelvin-Faraday area has been completed. Overall, the results for the kimberlite bodies in the Kelvin and Faraday lakes are excellent with both a large number of diamonds recovered and with the presence of a large number of macro-diamonds (in proportion to the kilograms of kimberlite recovered). The size frequency distributions of the recovered diamonds are very similar to those for the 5034 and Hearne pipes. The 2004 winter exploration program is planned to start in February-March. The Kelvin and Faraday kimberlite bodies are located in the joint-venture's AK leased claims situated in the Northwest Territories of Canada. The former is approximately 9 km northeast and the latter is 12 km northeast of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

The 2003 Winter-Spring exploration program was concentrated in the Kelvin-Faraday area, located from approximately 9 km (the Kelvin kimberlite body) to 12 km (the Faraday kimberlite body) northeast of Kennady Lake. The program was completed in March 2003 and the results were reported in news releases on March 11 and March 20, 2003. Encouraging thick kimberlite intersections were discovered both at and south of the Kelvin body and south of the Faraday body.

Specifically, a hole drilled 50 m to the west of the original 2000 drill hole into Kelvin (called Kelvin-1a) intersected a total of 25 m of kimberlite horizontally projected (true width) in two closely spaced intervals (called Kelvin-1b). A hole drilled 120 m south of Kelvin-1a along the suspected structure between the Kelvin body and Hobbes-1 (a 2.3 thick kimberlite dyke approximately 300 m south of Kelvin) intersected a true width of 7.4 m of kimberlite (called Kelvin-2). A hole drilled 70 m south of Hobbes-1 intersected two kimberlite intersections of 2.4 m and 3.0 m (true width), respectively (called Hobbes-2).

In Faraday Lake, a hole drilled 100 m southwest of the Faraday body (called Faraday-1a) intersected 5.6 m of kimberlite (true width) (called Faraday-1b). A second hole was drilled approximately 520 m southwest of the Faraday body and intersected a true width of 21.5 m of kimberlite (called Faraday-2).

The locations of the kimberlite intersections in the Kelvin-Faraday area are summarized in the following table:

----------------------------------------------------------- ---------------------------------------------------------
                 Kimberlite Intersections                                           Location

----------------------------------------------------------- ---------------------------------------------------------
Kelvin-1a                                                   Kelvin body - 9km NE of Kennady
----------------------------------------------------------- ---------------------------------------------------------
Kelvin-1b                                                   50m West of Kelvin-1a drill hole
----------------------------------------------------------- ---------------------------------------------------------
Kelvin-2                                                    120m South of Kelvin body
----------------------------------------------------------- ---------------------------------------------------------
Hobbes-1                                                    300m South of Kelvin body
----------------------------------------------------------- ---------------------------------------------------------
Hobbes-2                                                    70m South of Hobbes-1
----------------------------------------------------------- ---------------------------------------------------------
Faraday-1a                                                  Faraday body-12km NE of Kennady
----------------------------------------------------------- ---------------------------------------------------------
Faraday-1b                                                  100m SW of Faraday-1a
----------------------------------------------------------- ---------------------------------------------------------
Faraday-2                                                   520m SW of Faraday-1a
----------------------------------------------------------- ---------------------------------------------------------

De Beers sent the recovered kimberlite to Lakefield Research (Lakefield, Ontario, Canada) for micro-diamond recovery. Lakefield sent the results to De Beers, who then passed them on to the Company. The micro-diamonds recovered per square sieve size are shown in the second table (i.e. the number of micro-diamonds that did not pass through each of the square mesh sieves). De Beers themselves use slightly different square mesh sieves sizes in their micro-diamond recovery facility in Kimberley, South Africa. Hence, the results reported previously (on December 18, 2002) are not directly comparable with those reported now. The previously reported results for the Kelvin body (Kelvin-1a) and the Faraday body (Faraday-1a) are shown again in the third table, as are representative micro-diamond results for the 5034 and Hearne diamond pipes, for comparison purposes.

--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
    Square Mesh          Faraday -1b         Faraday -2          Kelvin-1b          Kelvin-2           Hobbes-2
     Size (mm)              33 kg              65 kg               65 kg              16 kg              16 kg
                          Number of      Number of diamonds      Number of          Number of          Number of
                          diamonds                               diamonds           diamonds           diamonds
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        2.36                  0                  1                   0                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        1.70                  0                  2                   0                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        1.18                  1                  2                   2                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        0.85                  0                  6                   4                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        0.60                  1                  7                   6                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.425                  0                  17                 14                  3                  1
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.300                  3                  21                 24                  4                  2
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.212                 11                  41                 40                  4                  4
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.150                  8                  47                 60                  4                  2
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.100                  2                  50                 53                 19                  4
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------

The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2) and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield) or the 0.5 sieve size (De Beers), especially considering the small sample sizes.

The kimberlite samples for Kelvin-2 and Hobbes-2 were very small (only 16 kg each) so even though the micro-diamond counts for these bodies are not as good as for the others, the results are still very encouraging. This is especially so considering that even for the 5034 and Hearne pipes the micro-diamond counts for 20 kg samples varied significantly.

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
      Square Mesh               Kelvin-1a             Faraday-1a               Hearne                  5034
        Size (mm)                184 kg                  40 kg                 128 kg                 160 kg
                           Number of diamonds     Number of diamonds     Number of diamonds     Number of diamonds
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
           2                        5                      1                      2                      4
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
           1                        9                      0                     10                     10
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
          0.5                      11                      5                     17                     23
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
          0.3                      44                     11                     46                     37
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
         0.212                     65                     12                     77                     68
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
          0.15                     139                    21                     83                     138
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
         0.104                     173                    24                     143                    218
------------------------- ---------------------- ---------------------- ---------------------- ----------------------

The 2004 Winter-Spring exploration program is currently planned to start with ground geophysics in February-March 2004. Several target areas for the ground geophysics surveys have already been identified, based on the 2003 exploration results. In addition, several drill targets have been identified based on the 2003 ground gravity surveys. Some of these drill targets are in Faraday Lake and have gravity profiles very similar to the kimberlite bodies already discovered in the Kelvin-Faraday lakes. These targets plus any additional ones defined by the upcoming ground geophysics will be drilled starting in March.

Separately at the Company's annual meeting on September 16, all directors were re-elected. At the board meeting that day, Elizabeth Kirkwood, Chairman of the Company, was also appointed secretary and CFO.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production. Carl G. Verley, P. Geol., a director, is the qualified person for the Company.

/s/"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764,
(909) 466-1411
CANADA Office: 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA

                             FORM 53-901F (FORM 27)

                             MATERIAL CHANGE REPORT

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1.           Reporting Issuer

                  State the full name and address of the principal office in Canada of the reporting issuer:

                  Mountain Province Diamonds Inc.
                  525 Seymour Street, Suite 212
                  Vancouver, B.C. V6C 1H2

Item 2.           Date of Material Change

                  October 14, 2003

Item 3.           Press Release

                  State the date and place(s) of issuance of the press release.

                  The Press Release dated October 14, 2003 was forwarded to the Toronto Stock Exchange and disseminated via Canada Stockwatch, and Canada Corporate News (CCN Matthews) and Business Wire.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.           Summary of Material Change

                  Provide a brief but accurate summary of the nature and substance of the material change.

                  The Company that it had been informed by its joint-venture partner, De Beers Canada Exploration Inc. that the micro-diamond recovery from the kimberlite recovered during the 2003 Winter-Spring exploration program in the Kelvin-Faraday area had been completed and provided the results thereof.

Item 5.           Full Description of Material Change

                  Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7. The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form. The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

                  For a full description of the material change, see Schedule
                  "A".

Item 6.           Reliance on Section  85(2) of the  Securities  Act (B.C.),
                  Section 75(3) of the  Securities  Act
                  (Ontario) and equivalent sections of other jurisdictions

                  If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning the continuing obligations regarding reports filed under this subsection.

                  Not Applicable.

Item 7.           Omitted Information

                  Not Applicable.

Item 8.           Senior Officer

                  To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

                  Jan W. Vandersande
                  President
                  Tel: 1-909-466-1411

Item 9.           Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 16th day of October, 2003.

                                                 MOUNTAIN PROVINCE DIAMONDS INC.


                                                 Per:
                                                 "Elizabeth J. Kirkwood"
                                                 Elizabeth J. Kirkwood
                                                 Chairman of the Board and
                                                 Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[COMPANY LOGO OMITTED]                 Empire Towers I
                                       3633 E. Inland Empire Blvd.,   Suite  465
                                       Ontario, CA  91764
                                       Phone: (909) 466-1411
                                       Fax:   (909) 466-1409
                                       http://www.mountainprovince.com
                                       e-mail: mtnprovinvrel@worldnet.att.net

                                  SCHEDULE "A"
                                  NEWS RELEASE


October 14, 2003                                                     OTCBB: MPVI
                                                                     TSX: MPV


                       MOUNTAIN PROVINCE DIAMONDS REPORTS
                          MICRO-DIAMOND RESULTS FOR THE
                    KELVIN - FARADAY 2003 EXPLORATION PROGRAM

                           EXCELLENT RESULTS OBTAINED

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the micro-diamond recovery from the kimberlite recovered during the 2003 Winter-Spring exploration program in the Kelvin-Faraday area has been completed. Overall, the results for the kimberlite bodies in the Kelvin and Faraday lakes are excellent with both a large number of diamonds recovered and with the presence of a large number of macro-diamonds (in proportion to the kilograms of kimberlite recovered). The size frequency distributions of the recovered diamonds are very similar to those for the 5034 and Hearne pipes. The 2004 winter exploration program is planned to start in February-March. The Kelvin and Faraday kimberlite bodies are located in the joint-venture's AK leased claims situated in the Northwest Territories of Canada. The former is approximately 9 km northeast and the latter is 12 km northeast of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

The 2003 Winter-Spring exploration program was concentrated in the Kelvin-Faraday area, located from approximately 9 km (the Kelvin kimberlite body) to 12 km (the Faraday kimberlite body) northeast of Kennady Lake. The program was completed in March 2003 and the results were reported in news releases on March 11 and March 20, 2003. Encouraging thick kimberlite intersections were discovered both at and south of the Kelvin body and south of the Faraday body.

Specifically, a hole drilled 50 m to the west of the original 2000 drill hole into Kelvin (called Kelvin-1a) intersected a total of 25 m of kimberlite horizontally projected (true width) in two closely spaced intervals (called Kelvin-1b). A hole drilled 120 m south of Kelvin-1a along the suspected structure between the Kelvin body and Hobbes-1 (a 2.3 thick kimberlite dyke approximately 300 m south of Kelvin) intersected a true width of 7.4 m of kimberlite (called Kelvin-2). A hole drilled 70 m south of Hobbes-1 intersected two kimberlite intersections of 2.4 m and 3.0 m (true width), respectively (called Hobbes-2).

In Faraday Lake, a hole drilled 100 m southwest of the Faraday body (called Faraday-1a) intersected 5.6 m of kimberlite (true width) (called Faraday-1b). A second hole was drilled approximately 520 m southwest of the Faraday body and intersected a true width of 21.5 m of kimberlite (called Faraday-2).

The locations of the kimberlite intersections in the Kelvin-Faraday area are summarized in the following table:

----------------------------------------------------------- ---------------------------------------------------------
                 Kimberlite Intersections                                           Location

----------------------------------------------------------- ---------------------------------------------------------
Kelvin-1a                                                   Kelvin body - 9km NE of Kennady
----------------------------------------------------------- ---------------------------------------------------------
Kelvin-1b                                                   50m West of Kelvin-1a drill hole
----------------------------------------------------------- ---------------------------------------------------------
Kelvin-2                                                    120m South of Kelvin body
----------------------------------------------------------- ---------------------------------------------------------
Hobbes-1                                                    300m South of Kelvin body
----------------------------------------------------------- ---------------------------------------------------------
Hobbes-2                                                    70m South of Hobbes-1
----------------------------------------------------------- ---------------------------------------------------------
Faraday-1a                                                  Faraday body-12km NE of Kennady
----------------------------------------------------------- ---------------------------------------------------------
Faraday-1b                                                  100m SW of Faraday-1a
----------------------------------------------------------- ---------------------------------------------------------
Faraday-2                                                   520m SW of Faraday-1a
----------------------------------------------------------- ---------------------------------------------------------

De Beers sent the recovered kimberlite to Lakefield Research (Lakefield, Ontario, Canada) for micro-diamond recovery. Lakefield sent the results to De Beers, who then passed them on to the Company. The micro-diamonds recovered per square sieve size are shown in the second table (i.e. the number of micro-diamonds that did not pass through each of the square mesh sieves). De Beers themselves use slightly different square mesh sieves sizes in their micro-diamond recovery facility in Kimberley, South Africa. Hence, the results reported previously (on December 18, 2002) are not directly comparable with those reported now. The previously reported results for the Kelvin body (Kelvin-1a) and the Faraday body (Faraday-1a) are shown again in the third table, as are representative micro-diamond results for the 5034 and Hearne diamond pipes, for comparison purposes.

--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
    Square Mesh          Faraday -1b         Faraday -2          Kelvin-1b          Kelvin-2           Hobbes-2
     Size (mm)              33 kg              65 kg               65 kg              16 kg              16 kg
                          Number of      Number of diamonds      Number of          Number of          Number of
                          diamonds                               diamonds           diamonds           diamonds
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        2.36                  0                  1                   0                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        1.70                  0                  2                   0                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        1.18                  1                  2                   2                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        0.85                  0                  6                   4                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        0.60                  1                  7                   6                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.425                  0                  17                 14                  3                  1
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.300                  3                  21                 24                  4                  2
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.212                 11                  41                 40                  4                  4
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.150                  8                  47                 60                  4                  2
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.100                  2                  50                 53                 19                  4
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------

The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2) and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield) or the 0.5 sieve size (De Beers), especially considering the small sample sizes.

The kimberlite samples for Kelvin-2 and Hobbes-2 were very small (only 16 kg each) so even though the micro-diamond counts for these bodies are not as good as for the others, the results are still very encouraging. This is especially so considering that even for the 5034 and Hearne pipes the micro-diamond counts for 20 kg samples varied significantly.

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
      Square Mesh               Kelvin-1a             Faraday-1a               Hearne                  5034
        Size (mm)                184 kg                  40 kg                 128 kg                 160 kg
                           Number of diamonds     Number of diamonds     Number of diamonds     Number of diamonds
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
           2                        5                      1                      2                      4
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
           1                        9                      0                     10                     10
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
          0.5                      11                      5                     17                     23
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
          0.3                      44                     11                     46                     37
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
         0.212                     65                     12                     77                     68
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
          0.15                     139                    21                     83                     138
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
         0.104                     173                    24                     143                    218
------------------------- ---------------------- ---------------------- ---------------------- ----------------------

The 2004 Winter-Spring exploration program is currently planned to start with ground geophysics in February-March 2004. Several target areas for the ground geophysics surveys have already been identified, based on the 2003 exploration results. In addition, several drill targets have been identified based on the 2003 ground gravity surveys. Some of these drill targets are in Faraday Lake and have gravity profiles very similar to the kimberlite bodies already discovered in the Kelvin-Faraday lakes. These targets plus any additional ones defined by the upcoming ground geophysics will be drilled starting in March.

Separately at the Company's annual meeting on September 16, all directors were re-elected. At the board meeting that day, Elizabeth Kirkwood, Chairman of the Company, was also appointed secretary and CFO.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production. Carl G. Verley, P. Geol., a director, is the qualified person for the Company.

/s/"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764,
(909) 466-1411
CANADA Office: 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Mountain Province Diamonds Inc.
                                             (Registrant)

Date     October 23, 2003           By:      /S/ "Elizabeth Kirkwood"
        -------------------                  -----------------------------------
                                             (Print)  Name:   Elizabeth Kirkwood
                                             Title:   Chairman and Director